

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 29, 2008

Thomas A. Gerke
Chief Executive Officer
Embarq Corporation
5454 W. 110<sup>th</sup> Street
Overland Park, Kansas 66211

> **Re: Embarq Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **and Documents Incorporated by Reference**
> **Filed February 29, 2008**
> **File No. 001-32732**

Dear Mr. Gerke,

   We have reviewed your filing and have the following comments.  If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.

   In some comments we have asked you to provide us with additional information so we may better understand your disclosure.  You should comply with the remaining comments in future filings, as applicable.  Confirm in writing that you will do so and also explain to us how you intend to comply.  Please do so within the time frame set forth below.  Please understand that after our review of your responses, we may raise additional comments.

Form 10-K

Item 3. Legal Proceedings

1.    In future filings, please disclose the specific federal court in Kansas where the class action suit is being heard.

Liquidity and Capital Resources, page 47

2.      We note your statement on page 49 that you expect cash from operations to "fully fund" your capital requirements.  In future filings, please provide a more detailed discussion of your ability to meet both your short-term and long-term liquidity needs.  We consider "long-term" to be the period in excess of the next twelve months.  See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

Definitive Proxy Statement

Compensation Discussion and Analysis, page 18

Executive Compensation Design and Implementation, page 21

3.      Your compensation discussion and analysis should be sufficiently precise to identify material differences in compensation policies for individual officers.  In the future, describe the basis for the determination of the size of the annual equity awards for long term incentive compensation and the target opportunities for short-term incentive compensation for each of the named executive officers.   Supplement your disclosure to explain in more detail the reasons for the differences in the amounts of compensation awarded to the named executive officers, including base salary, short-term incentive compensation and long-term incentive compensation.

The Role of Short-Term Incentive Compensation, page 25

Analysis, page 26

4.      In future filings, regardless of whether you do not disclose your specific performance targets due to competitive harm, you should provide specific detail as to which specific targets were exceeded, and by how much, so that investors may understand the components of any payout.  For example, your short term incentive payout of 153.2% does not provide enough detail as to which performance targets (adjusted revenue, adjusted cash flow or customer satisfaction ratings) were achieved and by how much.

Base Salary, page 26

5.      We note that the compensation committee relied on "the competitive marketplace" in determining the base salary for each named executive officer.  If such information is used in the future, explain the nature and use of such information.

The Role of Peer Groups and Benchmarking, page 27

6.      It appears that you use the Towers Perrin Compensation Data Bank Executive Compensation Survey and the Radford Executive Survey for benchmarking purposes.  If

so, you must identify the companies in the surveys.  Also please identify all companies for which you reviewed the pay practices and plan designs (as indicated on page 28) if such information was used for benchmarking.  Please confirm in your response letter that you will comply with our comment in future filings where you use the surveys to benchmark elements of your named executive officers' compensation.  See Regulation S-K Item 402(b)(2)(xiv).

Total Direct Compensation Results, page 28

7.      Please explain why the base salaries reflected in this table do not correspond with the base salaries reflected in the Summary Compensation Table.

Summary Compensation Table, page 32

8.      In the future, if any item reported in the Other Compensation column of the Summary Compensation Table is not a perquisite or personal benefit and exceeds $10,000, identify such item(s) in a footnote to this column.  See Item 402(c)(2)(ix) of Regulation S-K.

Potential Payments Upon Termination or Change in Control, page 44

9.      In future filings, please summarize the definitions of "cause" and "good reason" so that investors may understand when the relevant payment provisions will be triggered.

\*      \*      \*      \*

Please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please file your letter over EDGAR.  Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that they have provided all information investors require for an informed decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures that they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Thomas A. Gerke
Embarq Corporation
April 29, 2008
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Jessica Plowgian, attorney-adviser, at (202) 551-3367 or me at (202) 551-3810 with any other questions.

Sincerely,

/s
Larry Spirgel
Assistant Director